Filed Pursuant to Rule 433

File Numbers 333-263337-01 and 333-263337

BELL CANADA

Pricing Term Sheet

February 12, 2024

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:	5.200% Series US-9 Notes due 2034 (the “2034 Notes”) 5.550% Series US-10 Notes due 2054 (the “2054 Notes” and, together with the 2034 Notes, the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS)*:	Baa1 (Stable) / BBB+ (Stable) / BBB (high) (Stable)

Trade Date:	February 12, 2024

Settlement Date**:	February 15, 2024 (T+3)

Principal Amount:	2034 Notes: US$700,000,000 2054 Notes: US$750,000,000

Maturity Date:	2034 Notes: February 15, 2034 2054 Notes: February 15, 2054

Benchmark Treasury:	2034 Notes: 4.000% due February 15, 2034 2054 Notes: 4.750% due November 15, 2053

Benchmark Treasury Price / Yield:	2034 Notes: 98-19 / 4.173% 2054 Notes: 106-15 / 4.359%

Spread to Benchmark Treasury:	2034 Notes: +105 basis points 2054 Notes: +120 basis points

Yield to Maturity:	2034 Notes: 5.223% 2054 Notes: 5.559%

Coupon:	2034 Notes: 5.200% per annum, accruing from February 15, 2024 2054 Notes: 5.550% per annum, accruing from February 15, 2024

Price to Public:	2034 Notes: 99.823% of principal amount 2054 Notes: 99.869% of principal amount

Interest Payment Dates:	2034 Notes: February 15 and August 15 of each year, commencing August 15, 2024 2054 Notes: February 15 and August 15 of each year, commencing August 15, 2024

Make-Whole Redemption:

Prior to November 15, 2033 (three months prior to the maturity date), the Issuer may redeem the 2034 Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2034 Notes to be redeemed and (ii) as determined by Bell Canada, the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the 2034 Notes are scheduled to mature on November 15, 2033) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Prior to August 15, 2053 (six months prior to the maturity date), the Issuer may redeem the 2054 Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2054 Notes to be redeemed and (ii) as determined by Bell Canada, the sum of the present values of the remaining scheduled payments of principal and interest on the 2054 Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the 2054 Notes are scheduled to mature on August 15, 2053) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:

On or after November 15, 2033 (three months prior to the maturity date), the Issuer may redeem the 2034 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2034 Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

On or after August 15, 2053 (six months prior to the maturity date), the Issuer may redeem the 2054 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2054 Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	2034 Notes: 0778FP AM1 / US0778FPAM16 2054 Notes: 0778FP AN9 / US0778FPAN98

	2034 Notes	2054 Notes
Joint Book-Running Managers:	BofA Securities, Inc. RBC Capital Markets, LLC CIBC World Markets Corp. SMBC Nikko Securities America, Inc.	BofA Securities, Inc. RBC Capital Markets, LLC Mizuho Securities USA LLC Scotia Capital (USA) Inc.

Passive Book-Running Managers:	National Bank of Canada Financial Inc. Wells Fargo Securities, LLC	National Bank of Canada Financial Inc. Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Desjardins Securities Inc. Mizuho Securities USA LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC Casgrain & Company Limited	BMO Capital Markets Corp. CIBC World Markets Corp. Citigroup Global Markets Inc. Desjardins Securities Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated March 7, 2022, and Preliminary Prospectus Supplement dated February 12, 2024

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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**

The Issuer expects that delivery of the Notes will be made to investors on or about February 15, 2024 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting BofA Securities, Inc., toll-free, at 1-800-294-1322, RBC Capital Markets, LLC, toll-free, at 1-866-375-6829, CIBC World Markets Corp., toll-free at 1-800-282-0822, Mizuho Securities USA LLC, toll-free at 1-866-271-7403, Scotia Capital (USA) Inc., toll-free at 1-800-372-3930 and SMBC Nikko Securities America, Inc., toll-free at 1-888-868-6856.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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